Exhibit 99.1

UCOMMUNE INTERNATIONAL LTD

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	53,245	58,274	8,036
Short-term investments	7,720	4,300	593
Accounts receivable, net of allowance of RMB22,281 and RMB33,995 as of December 31, 2022 and June 30, 2023, respectively	203,636	132,164	18,226
Prepaid expenses and other current assets, net	78,715	87,575	12,077
Amounts due from related parties, current	21,640	26,999	3,723
Total current assets	364,956	309,312	42,655

Non-current assets
Long-term investments	22,231	55,980	7,720
Property and equipment, net	131,325	88,765	12,241
Right-of-use assets, net	319,263	204,298	28,174
Intangible assets, net	3,885	2,375	328
Rental deposit	18,588	8,755	1,207
Long-term prepaid expenses	72,135	—	—
Amounts due from related parties, non-current	158	—	—
Other assets, non-current	105,825	80,000	11,033
Total non-current assets	673,410	440,173	60,703
TOTAL ASSETS	1,038,366	749,485	103,358

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	790	790	109
Long-term borrowings, current portion	4,502	2,674	369
Accounts payable	279,679	234,852	32,388
Accrued expenses and other current liabilities	229,880	181,205	24,990
Amounts due to related parties, current	41,234	16,830	2,321
Deferred workspace membership fee	24,536	25,762	3,553
Contract liabilities	11,715	12,974	1,789
Income taxes payable	5,259	5,295	730
Deferred subsidy income	5,869	4,967	685
Convertible bond	17,464	8,774	1,210
Put option liabilities	369	159	22
Lease liabilities, current	162,791	88,795	12,245
Total current liabilities	784,088	583,077	80,411

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Long-term borrowings	388	—	—
Refundable deposits from members, non-current	8,890	9,275	1,279
Deferred tax liabilities	19	—	—
Lease liabilities, non-current	153,298	121,194	16,713
Warrant liabilities	14,291	3,360	463
Total non-current liabilities	176,886	133,829	18,455
TOTAL LIABILITIES	960,974	716,906	98,866

Commitments and contingencies (Note 16)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 4,152,857 and 6,038,751 issued and outstanding as of December 31, 2022 and June 30, 2023, with par value of US$0.002 and US$0.002, respectively)	57	84	11
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2022 and June 30, 2023, with par value of US$0.002 and US$0.002, respectively)	6	6	1
Additional paid-in capital	4,550,134	4,568,003	629,956
Statutory reserves	6,246	6,449	889
Accumulated deficit	(4,529,473)	(4,574,403)	(630,839)
Accumulated other comprehensive income	24,297	21,274	2,934
Total Ucommune International Ltd shareholders’ equity	51,267	21,413	2,952
Noncontrolling interests	26,125	11,166	1,540
TOTAL EQUITY	77,392	32,579	4,492
TOTAL LIABILITIES AND EQUITY	1,038,366	749,485	103,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB346 and RMB5 for six months ended June 30, 2022 and 2023)	161,336	70,793	9,763
Marketing and branding service revenue (including services provided to a related party of RMB12,822 and RMB9,155 for six months ended June 30, 2022 and 2023)	98,164	154,917	21,364
Other service revenue (including services provided to related parties of RMB3,344 and RMB1,814 for six months ended June 30, 2022 and 2023)	37,827	44,392	6,122
Total revenue	297,327	270,102	37,249

Cost of revenue:
Workspace membership (including services provided by related parties of RMB419 and RMB154 for six months ended June 30, 2022 and 2023)	(180,925)	(78,640)	(10,845)
Marketing and branding service (including services provided by related parties of RMB4,269 and RMB46,385 for six months ended June 30, 2022 and 2023)	(97,184)	(151,527)	(20,897)
Other services	(30,277)	(41,708)	(5,752)
Total cost of revenue	(308,386)	(271,875)	(37,494)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(97,740)	(25,825)	(3,561)
Impairment loss on goodwill	(43,011)	—	—
Sales and marketing expenses	(14,853)	(5,343)	(737)
General and administrative expenses	(75,327)	(38,132)	(5,259)
Change in fair value of warrant liability	(16,103)	11,346	1,565
Change in fair value of put option liability	201	222	31
Loss from operations	(257,892)	(59,505)	(8,206)

Interest expense, net	(5,515)	(95)	(14)
Subsidy income	2,644	6,629	914
Impairment loss on long-term investments	—	(13,821)	(1,906)

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
(Loss)/gain on disposal of subsidiaries	(4,498)	34,670	4,781
Other income/(expense), net	17,291	(18,963)	(2,615)
Loss before income taxes and loss from equity method investments	(247,970)	(51,085)	(7,046)
Provision for income taxes	(3,772)	(31)	(4)
Loss from equity method investment	—	(560)	(77)
Net loss	(251,742)	(51,676)	(7,127)
Less: Net loss attributable to noncontrolling interests	(22,473)	(13,257)	(1,828)
Net loss attributable to Ucommune International Ltd	(229,269)	(38,419)	(5,299)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd
–Basic and diluted	(52.42)	(7.21)	(0.99)
Weighted average shares used in calculating net loss per share
–Basic and diluted	4,373,728	5,326,589	5,326,589

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net loss	(251,742)	(51,676)	(7,127)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	1,233	(3,043)	(420)
Total Comprehensive loss	(250,509)	(54,719)	(7,547)
Less: Comprehensive loss attributable to noncontrolling interest	(22,610)	(13,277)	(1,831)
Comprehensive loss attributable to Ucommune International Ltd’s shareholders	(227,899)	(41,442)	(5,716)

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd shareholders’	Noncontrolling	Total
	Shares	Amount	capital	Reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2021	4,369,538	60	4,566,956	6,051	(4,237,604)	1,091	336,554	41,157	377,711
Net loss	—	—	—	—	(229,269)	—	(229,269)	(22,473)	(251,742)
Foreign currency translation adjustment	—	—	—	—	—	1,370	1,370	(137)	1,233
Stock-based compensation	—	—	22,596	—	—	—	22,596	—	22,596
Capital contribution from noncontrolling shareholders	—	—	351	—	—	—	351	528	879
Round-up of fractional shares in connection with share consolidation	4,190
Balance as of June 30, 2022 (unaudited)	4,373,728	60	4,589,903	6,051	(4,466,873)	2,461	131,602	19,075	150,677
Balance as of December 31, 2022 in RMB	4,625,479	63	4,550,134	6,246	(4,529,473)	24,297	51,267	26,125	77,392
Adoption of ASC 326	—	—	—	—	(6,308)	—	(6,308)	—	(6,308)
Net loss	—	—	—	—	(38,419)	—	(38,419)	(13,257)	(51,676)
Foreign currency translation adjustment	—	—	—	—	—	(3,023)	(3,023)	(20)	(3,043)
Provision for statutory reserve	—	—	—	203	(203)	—	—	—	—
Shares issued for conversion of convertible debt	1,885,894	27	12,915	—	—	—	12,942	—	12,942
Stock-based compensation	—	—	4,954	—	—	—	4,954	—	4,954
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,682)	(1,682)
Balance as of June 30, 2023 in RMB (unaudited)	6,511,373	90	4,568,003	6,449	(4,574,403)	21,274	21,413	11,166	32,579
Balance as of June 30, 2023 in USD (unaudited)	6,511,373	12	629,956	889	(630,839)	2,934	2,952	1,540	4,492

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net cash (used in)/provided by operating activities	(107,225)	30,699	4,233

Cash Flows from investing activities
Purchase of short-term investments	(130,680)	(72,868)	(10,049)
Redemption of short-term investments	122,602	76,288	10,521
Purchase of property and equipment	(25,958)	(7,632)	(1,053)
Proceeds from disposal of property and equipment	127	—	—
Loan collected from third parties	3,000	—	—
Cash deduction due to disposal of subsidiaries	(17)	(1,006)	(139)
Net used in investing activities	(30,926)	(5,218)	(720)

Cash flows from financing activities
Capital contribution from noncontrolling shareholders	879	—	—
Loan repaid to related parties	—	(7,300)	(1,007)
Loan received from third parties	2,126	297	41
Loan repaid to third parties	(20,957)	(11,489)	(1,584)
Cash received from issuing convertible bond	17,684	—	—
Net cash used in financing activities	(268)	(18,492)	(2,550)

Effects of exchange rate changes	2,865	(1,960)	(270)
Net (decrease)/increase in cash, cash equivalents	(135,554)	5,029	693
Cash, cash equivalents – beginning of the period	216,495	53,245	7,343
Cash, cash equivalents – end of the period	80,941	58,274	8,036

Supplemental disclosure of cash flow information:
Interest paid	6,465	2,041	281
Income taxes paid	642	14	2

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	1,899	2,233	308
Payable for investments and acquisitions	10,544	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	20,162	766	106
ROU assets disposed as reduction of operating lease liabilities due to lease termination	74,333	84,770	11,690
Conversion of convertible bond’s principle	—	12,942	1,785
Disposal of properties and prepaid expenses and other current assets in exchange for long-term investments	—	48,130	6,637

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 and 2023
(Amounts in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquistion Corp. (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

Upon the consummation of the SPAC Transaction, the Company changed the authorized ordinary shares of the Company to (i) 20,000,000 Class A Ordinary Shares of a par value of US$0.002 each and (ii) 5,000,000 Class B Ordinary Shares of a par value of US$0.002 each. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 35 votes, voting together as one class.

Ucommune International Ltd, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People’s Republic of China (“PRC”). The individuals and enterprises registered on U bazaar, a mobile app of the Group are referred to as members.

a.	The VIE arrangements

The Company operates substantially all of its business through its VIEs including Ucommune Venture and Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2022, and June 30, 2023, the VIEs and their subsidiaries accounted for an aggregate of 98.9% and 96.6%, respectively, of the Group’s consolidated total assets, and 95.5% and 97.0% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023 was included in the accompanying condensed consolidated financial statements:

	As of December 31,	As of June 30,
	2022	2023
		RMB	USD
	RMB	(Unaudited)	(Note 2d)
Cash and cash equivalents	46,886	45,851	6,323
Other current assets	316,832	247,577	34,142
Total current assets	363,718	293,428	40,465
Property and equipment, net	131,291	88,743	12,238
Right-of-use assets, net	319,263	204,298	28,174
Other non-current assets	213,182	137,741	18,995
Total non-current assets	663,736	430,782	59,407
TOTAL ASSETS	1,027,454	724,210	99,872
Accounts payable	273,813	227,068	31,314
Lease liabilities, current	162,791	88,795	12,245
Other current liabilities	318,570	249,311	34,382
Total current liabilities	755,174	565,174	77,941
Lease liabilities, non-current	153,298	121,194	16,713
Other non-current liabilities	9,297	9,275	1,279
Total non-current liabilities	162,595	130,469	17,992
Total liabilities	917,769	695,643	95,933

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net revenues	283,515	270,102	37,249
Net loss	(198,796)	(50,016)	(6,898)
Net cash (used in)/ provided by operating activities	(14,274)	22,125	3,051
Net cash used in investing activities	(33,060)	(4,668)	(644)
Net cash used in financing activities	(17,952)	(18,492)	(2,550)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

b.	Recent development

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-l9 spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in China and caused significant loss of our business, decrease in our occupancy rates, closure of unprofitable spaces in operation during the year 2022 and in the first half of 2023, which in turn resulted in a decrease in our revenue.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Substantially all of our revenues and workforce are concentrated in China. Our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

2.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries under which they are under common ownership. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for doubtful accounts, impairment of right-of-use (“ROU”) assets, other long-lived assets and long-term investments, and valuation of the Group’s share-based liabilities, warrant liabilities and put option liabilities. Actual results may differ materially from those estimates.

b.	Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

The Group has incurred recurring operating losses since its inception, including net losses of RMB323 million and RMB52 million for the year ended December 31, 2022 and the six months ended June 30, 2023, respectively. Net cash used in operating activities was RMB176 million and net cash provided by operating activities was RMB31 million for the year ended December 31, 2022 and the six months ended June 30, 2023, respectively. Accumulated deficit was RMB4,574 million as of June 30, 2023. As of June 30, 2023, the Company had cash and cash equivalents of RMB58 million and working capital deficit (defined as total current assets deducted by total current liabilities) of RMB274 million. The COVID-19 pandemic negatively impacted the Group’s business operations for the year ended December 31, 2022 and the six months ended June 30, 2023. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with its core business, push collection of long term receivables, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt financing, to support its future operation.

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Group expects the operating losses and negative cash flows from operations will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin, push collection of long term receivables and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

c.	Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges and occupancy rate. The gross yield rate is used as the discount rate. The Group recorded nil and nil impairment losses on its ROU assets, RMB312 and nil impairment losses on its property and equipment, RMB8,808 and nil impairment losses on its intangible assets, RMB88,620 and RMB25,825 impairment losses on its other non-current assets during the six months ended June 30, 2022 and 2023, respectively.

d.	Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the six months ended June 30, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2513 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2023, or at any other rate.

e.	Allowance for credit losses

On January 1, 2023, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in RMB6,223 credit losses for accounts receivable and RMB85 credit losses for prepayment and other current assets recorded in the opening balance of accumulated deficit, a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2023 by RMB6,308.

Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties which are not under common control, etc., and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Group’s customer or vendor based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

f.	Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values and equity method investments.

Equity securities without readily determinable fair values

For equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group’s consolidated financial position or results of operations, in accordance with ASC Topic 321, Investments—Equity Securities.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820—Fair Value Measurement (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group would recognize an impairment loss in the consolidated statements of operations.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into accumulated deficit and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Nonmonetary transactions

The Group engages in nonmonetary exchanges of equity interest of certain long-term investments. The transaction price of the nonmonetary consideration is based on the fair values of the assets involved. The cost of equity interest acquired in exchange is initially measured at the fair value of the assets the Group surrendered to obtain them.

g.	Convertible bond and detachable warrants

The Group issued convertible bond with detachable warrants in January 2022. The Group has evaluated that the convertible bond with detachable warrants is a bundle of freestanding financial instruments and should be separately accounted. With respect to the convertible bond, the Group has evaluated whether the conversion feature of the bond is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815 —Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). Based on the Group’s evaluation, the conversion feature is not considered to be bifurcated because the conversion feature is either clearly and closely related to the Convertible Bond or meet the scope exception under ASC 815-10-15. The Group has determined that there was no beneficial conversion feature attributable to the convertible bond, as the adoption of ASU 2020-06 since January 1, 2022.

The Group has evaluated the embedded put option in accordance with ASC815 has had determined the put option meet the definition of a derivative and need to be bifurcated and measured under the fair value as the convertible bond was issued at a substantial discount and is contingently exercisable. The Group classifies put option in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Group has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

h.	Lease

After adoption of ASC 842, the Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

The Group leases properties for its co-working space and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses include rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

The Group recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group’s lease contracts are fixed lease payment contracts. The Group’s variable lease payments consist of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred. Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Operating lease income from fixed payments and variable lease income for the six months ended June 30, 2022 and 2023 were as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease income from fixed payments	161,336	70,793
Variable operating lease income	—	—
Total	161,336	70,793

Lease payments receivable for the following five years as of June 30, 2023 were as follows:

RMB
(Unaudited)
For the period ending December 31,
2023	80,875
For the year ending December 31,
2024	79,904
2025	30,619
2026	13,332
2027	8,615
Thereafter	68,842
Total	282,187

i.	Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(i)	Workspace membership revenue

As set out in Note 2 “Lease, from the perspective of lessor”, workspace membership revenue is recognized under ASC 842.

(ii)	Marketing and branding services revenue

Marketing and branding services revenue primarily consists of advertising services revenue. The Group is the principal in providing the marketing and branding services to customers. The services provided are accounted for as a single performance obligation and revenue is recognized on gross basis over time throughout the contract terms by using both output and input method.

(iii)	Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services and IOT solutions revenue and 4) charges to members for ancillary services including printing copying, etc. The Group identified the services as one single performance obligation.

1) Interior design and construction revenue

Interior design and construction revenue is generated from two subsidiaries acquired in 2018 and one subsidiary acquired in 2021. Revenue is recognized over time based on direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

3) SaaS services and IOT solutions revenue

SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized at a point in time upon the service was completed.

4) Ancillary services revenue

Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the six months ended June 30, 2022 and 2023. Balance of contract liabilities were RMB11,715 and RMB12,974 as of December 31, 2022 and June 30, 2023, respectively. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB16,605 and RMB4,927, the year ended December 31, 2022 and the six months ended June 30, 2023, respectively.

j.	Warrant liability

In connection with the issuances of ordinary shares, the Group may issue options or warrants to purchase ordinary shares. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

k.	Recent accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805) (“ASU 2021-08”), which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss methodology with an expected credit loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to nonissuers. The Group adopted the new credit loss guidance beginning January 1, 2023 on a modified retrospective basis, with a cumulative-effect to increase the opening balance of accumulated deficit on January 1, 2023 by RMB6,308. The Group’s primary financial instruments in-scope for ASU 2016-13 are accounts receivable and prepaid expenses and other current assets. Given the short-term nature of the receivables and minimal expected credit losses, the adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

3.	RISKS AND CONCENTRATION

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB48,800 and RMB57,458 as of December 31, 2022 and June 30, 2023, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2022 and June 30, 2023, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There is one customer individually represent 16.1% of total net revenue for the six months ended June 30, 2022. There are two customers individually represent 21.7% and 21.1% of total net revenue for the six months ended June 30, 2023.

There are two and one customers individually represent greater than 10% of total accounts receivable for the six months ended June 30, 2022 and 2023, respectively. Their aggregated percentage to total accounts receivable is 33.3% and 17.5% as of June 30, 2022 and 2023, respectively.

There is nil and one supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the six months ended June 30, 2022 and 2023.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Account receivable	225,917	166,159
Less: Allowance for credit losses	(22,281)	(33,995)
Total	203,636	132,164

The following table provide a summary of changes of the allowance for credit loss for the six months ended June 30, 2023 and the year ended December 31, 2022:

	December 31, 2022	June 30, 2023
	RMB	RMB
		(Unaudited)
Balance at beginning of period	26,158	22,281
Adoption of ASC 326	—	6,223
Amounts charged to expenses	861	8,593
Amounts written off	—	(195)
Disposal of a subsidiary	(4,739)	(2,907)
Foreign Exchange effect	1	—
Balance at end of period	22,281	33,995

As of December 31, 2022 and June 30, 2023, all accounts receivable was due from third party customers. Provision for credit losses for the year ended December 31, 2022 and the six months ended June 30, 2023 was RMB861 and RMB8,593.

Starting from January 1, 2023, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect of approximately RMB6,223 recorded and increased in the opening balance of accumulated deficit.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Advances to suppliers(i)	26,921	33,988
Prepaid VAT	17,429	24,418
Rental deposit, current	13,861	12,280
Staff advances	312	2,207
Prepaid consulting expenses	4,839	1,904
Short-term construction deposits	3,081	1,721
Prepaid short-term rent	8,448	9,778
Interest receivable	653	866
Receivables from third-party payment platform	562	574
Others(ii)	33,107	26,859
Total	109,213	114,595
Less: Allowance for credit losses	(30,498)	(27,020)
Total	78,715	87,575

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs, prepaid operation expenses as well as prepayment to construction and design suppliers.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

The following table provide a summary of changes of the allowance for credit loss for the six months ended June 30, 2023 and the year ended December 31, 2022:

	December 31, 2022	June 30, 2023
	RMB	RMB
		(Unaudited)
Balance at beginning of period	21,059	30,498
Adoption of ASC 326	—	85
Amounts charged to expenses	10,396	3,899
Amounts written off	(850)	(6,512)
Disposal of a subsidiary	(107)	(950)
Balance at end of period	30,498	27,020

Provision for credit losses for prepayment and other current assets for the year ended December 31, 2022 and the six months ended June 30, 2023 were RMB10,396 and RMB3,899, respectively. The effect of adopting ASC 326 was RMB85 credit losses recorded and increased in the opening balance of accumulated deficit.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Leasehold improvement	208,518	154,059
Buildings	91,215	60,456
Furniture	9,327	8,148
Office equipment	19,656	15,049
Vehicles	68	68
Total cost of property and equipment	328,784	237,780
Less: Accumulated depreciation	(179,608)	(136,682)
Impairment loss	(17,918)	(12,333)
Add: Foreign exchange differences	17	—
Construction in progress	50	—
Total	131,325	88,765

Depreciation expenses for the six months ended June 30, 2022 and 2023 were RMB27,617 and RMB10,880, respectively.

Impairment loss for the six months ended June 30, 2022 and 2023 were RMB312 and nil, respectively.

Gain on disposal for the six months ended June 30, 2022 and 2023 were RMB1,496 and RMB6,139, respectively.

As of June 30, 2023, the Group had no significant outstanding capital commitments.

7.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB
		(Unaudited)
Equity method investments:
Shanghai Youmei Information Consulting Co., Ltd. (Youmei)(a)	—	17,550
Qingdao Rongzemingzhi Network Technology Co., Ltd. (Rongzemingzhi)(b)	—	11,339
Other equity method investments(c)	6,929	6,929

Equity securities without readily determinable fair values investments:
Hangzhou Renjunxing Technology Co., Ltd (Renjunxing)(d)	—	18,681
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(e)	13,821	13,821
Other equity securities without readily determinable fair values investments(f)	15,910	15,910
Less: impairment loss on long-term investments	(14,429)	(28,250)
Total	22,231	55,980

Notes:

(a)	In April 2023, the Group acquired 25.53% of shareholding interest of Youmei through nonmonetary transaction with Youmei, a We Media Company for study abroad and education, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the shareholding interest which is RMB17,647. Gain of this nonmonetary transaction was RMB1,353. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method.

(b)	In March 2023, the Group acquired 29.51% of shareholding interest of Rongzemingzhi through nonmonetary transactions with Rongzemingzhi, a software design and development Company, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the shareholding interest which is RMB11,802. Gain of this nonmonetary transaction was RMB909. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method.

(c)	The impairment recognized for other equity method investments were RMB3,460, RMB471 and nil for the years ended December 31, 2020, 2021 and 2022. All of the other equity method investments has been fully impaired since December 31, 2021.

(d)	In June 2023, the Group acquired 0.8974% of shareholding interest of Renjunxing through nonmonetary transactions with Renjunxing, a game Company, in exchange of the Group’s creditor’s right of prepaid rental expense receivables due to early termination of two leases which carrying value is RMB18,681. The cost of equity interest acquired in exchange is initially measured at the fair value of the creditor’s right that the Group surrendered to obtain the shareholding interest which is equal to RMB18,681. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value.

(e)	In March 2021, the Group invested RMB13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value as of June 30, 2023. The Group recorded impairment losses of RMB13,821 on Green fire during the six months ended June 30, 2023. The 10% equity interest was frozen in relation to a legal case regarding a lease of property.

(f)	The balance represents equity securities without readily determinable fair values for the Group does not have the ability to exercise significant influence over the investees. For the six months ended June 30, 2022 and 2023, the Group recorded impairment losses of nil and nil to other equity securities without readily determinable fair value, respectively. As of June 30, 2023, impairment loss of these equity securities without readily determinable fair values was RMB7,500. Among the total RMB15,910 equity securities without readily determinable fair values investments, RMB1,700 related to 4 long-term investments were frozen in relation to a legal case regarding a lease of property.

8.	LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
ROU assets	319,263	204,298
Operating lease liabilities – current	(162,791)	(88,795)
Operating lease liabilities – non-current	(153,298)	(121,194)
Weighted average remaining lease terms	7.63 year	8.27 year
Weighted average incremental borrowing rate	9.85%	10.36%

The loss from termination of leases for the six months ended June 30, 2022 and 2023 were RMB13,089 and RMB5,054, respectively and recorded in other income/(expense), net in the condensed consolidated statement of operations.

The components of lease expenses for the six months ended June 30, 2022 and 2023 were as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease expenses for variable payments	1,886	135
Operating lease expenses for fixed payments	79,114	23,323
Short-term lease expenses	5,122	19,944
Total	86,122	43,402

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	104,086	14,930

Supplemental noncash information:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease liabilities arising from obtaining ROU assets	20,162	766
ROU assets disposed as reduction of operating lease liabilities due to lease termination	74,333	84,770

The future lease payments as of June 30, 2023 were as follows:

RMB
(Unaudited)
For the period ending December 31,
2023	63,576
For the year ending December 31,
2024	44,638
2025	41,470
2026	30,071
2027	28,387
Thereafter	44,351
Total lease payments	252,493
Less: imputed interest	(42,504)
Total lease liabilities	209,989

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Penalty payable	103,708	75,613
Refundable deposits from members, current	32,204	22,026
Payable for investments and acquisitions	5,006	5,006
Payable to former shareholders of acquirees	9,838	10,997
Accrued payroll	13,194	9,114
VAT payable	6,282	5,215
Other taxes payable	3,752	3,254
Interests payable	903	1,203
Others	1,475	5,504
Third-party loans	51,787	41,394
Amounts reimbursable to employees	1,731	1,879
Total	229,880	181,205

10.	COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Lease expenses	84,265	42,629
Employee compensation and benefits	37,283	20,964
Depreciation and amortization	27,374	10,638
Advertising costs	84,724	142,479
Other operating costs(i)	74,740	55,165
Total	308,386	271,875

Notes:

(i)	Including costs for construction and design services, utilities, maintenance, daily cleaning and others.

11.	INCOME TAXES

Cayman Islands& BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the condensed consolidated financial statements as it has no assessable profit for the six months ended June 30, 2022 and 2023.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2022 and 2023.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate. The original policy expired on December 31, 2020.

On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (hereinafter referred to as “Hengqin Shenhe District” or “Hengqin”) (Caishui [2022] No.19). This new policy continues the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises, which shall be implemented as of January 1,2021.

According to Caishui [2019] No. 13, Caishui [2021] No. 12 and Caishui [2022] No.13, small and low-profit enterprises have updated their preferential tax conditions. The entity should meet the three conditions: 1. The annual taxable income does not exceed RMB3,000; 2. The number of employees does not exceed 300; 3. The total assets do not exceed RMB50,000.

For small, low-profit enterprises whose annual taxable income does not exceed RMB1,000, the preferential income tax rate was 2.5%; for the annual taxable income exceeding RMB1,000 but not more than RMB3,000, the preferential income tax rate was 5%.

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Current tax expense	4,095	50
Deferred tax benefit	(323)	(19)
Total	3,772	31

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Deferred tax assets:
Allowance for doubtful accounts	8,617	7,811
Impairment loss on long-lived assets and long-term prepaid expenses	61,050	48,496
Impairment loss on long-term investments	15,980	10,498
Accrued Liabilities	9,465	16,768
Deductible temporary difference related to advertising expenses	4,617	4,633
Deferred subsidy income	512	289
Net operating loss carrying forwards	282,479	210,634
Total deferred tax assets	382,720	299,129
Less: valuation allowance	(382,720)	(299,129)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2021	401,539
Additions-change to tax expense	39,432
NOL Reductions/expirations	(58,251)
Balance at December 31, 2022	382,720
Additions-change to tax expense	10,539
NOL Reductions/expirations	(94,130)
Balance at June 30, 2023 (Unaudited)	299,129

The significant components of deferred taxes liability were as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
		(Unaudited)
Deferred tax liabilities:
Acquired intangible assets	19	—

The aggregate NOLs as of June 30, 2023 was RMB1,093,675 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs as of December 31, 2022 was RMB1,569,608 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from 2024 through 2028 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB382,720 and RMB299,129 had been provided as of December 31, 2022 and June 30, 2023, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the year ended December 31, 2022 and six months ended June 30, 2023. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion.

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Loss before provision for income taxes and loss from equity method investment	(247,970)	(51,085)
Income tax expense computed at an applicable tax rate of 25%	(61,993)	(12,771)
Non-deductible expenses related to impairment of goodwill	10,753	—
Non-deductible expenses related to share-based compensation	—	1,239
Effect of other non-deductible items	3,341	312
Effect of preferential tax rate	3,987	3,037
Effect of income tax rate difference in other jurisdictions	4,375	(2,325)
Change in valuation allowance	43,309	10,539
Total	3,772	31

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

12.	CONVERTIBLE BOND AND DETACHABLE WARRANTS

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000 principal amount 8% senior convertible bond (the “Bond”), warrant (the “Series A Warrant”) to purchase Class A ordinary shares of the Company at an exercise price of $81 per ordinary share, warrant (the “Series B Warrant”) to purchase Class A ordinary shares at an exercise price of $20 per ordinary share, and warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase Class A ordinary shares at an exercise price of $81 per ordinary Share. The net proceeds to the Company from the offering were approximately $2,635.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) $20, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of $6.00 per Ordinary Share for the conversion price of the Bond and exercise price of the Warrants.

On August 29, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $4.50 per Ordinary Share from $6.00 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On October 25, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $2.30 per Ordinary Share from $4.50 per Ordinary Share as amended on August 29, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On January 24, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $1.30 per Ordinary Share from $2.30 per Ordinary Share as amended on October 25, 2022 for the conversion price of the Bond and exercise price of the Warrants. In addition, the Maturity Date under and as defined in the Debenture shall be amended and restated from January 25, 2023 to July 25, 2023, and the Termination Date for purposes of the Series B Warrant shall be amended and restated to September 30, 2023. The outstanding principle as of January 24, 2023 was $2,650. The Company has evaluated the accounting impact on private placement by the assistance of a third-party appraiser and determined that the fair value of the Bond was $3,240 after the amendment.

On June 7, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $0.70 per Ordinary Share from $1.30 per Ordinary Share as amended on January 24, 2023 for the conversion price of the Bond, while the exercise price of the Warrants shall remain at $1.30 per Ordinary share. In addition, the Termination Date for purposes of the Series B Warrant shall be amended and restated to December 31, 2023.

During July 2023, the Company issued 575,811 Class A ordinary shares for conversion of $300 of principle balance on a convertible bond and $28 of accrued interest in total. The Company repaid the remaining principle and accrued interest in cash totaling $774 in August 2023.

As of June 30, 2023, there are outstanding JAK Warrants to purchase an aggregate of 31,730,770 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the condensed consolidated statement of operations. The fair value change gain of the warrant liability was RMB11,346 for the six months ended June 30, 2023. No warrants were exercised as of June 30, 2023.

13.	SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022.

a.	Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 693,512, 92,195 and 9,553 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.002 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

For type 1, 100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO.

For type 2, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 50% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO.

For type 3, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO.

For type 4, 50% of the awarded options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 30% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the third anniversary date of the Company’s IPO.

On September 1,2020, The vesting schedule of the award options for certain employees and non-employees has been changed from “50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO”(Type 3) to “100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO”(Type 1).

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.002 per share to $0.00418 (0.002 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 359,434 of Class A ordinary shares. On August 19, 2022, the Company adopted an amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 500,000 Class A ordinary shares from 359,434 Class A ordinary shares to 859,434 Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,			For the six months ended June 30,
	2019	2020	2022	2023
	RMB	RMB	RMB	RMB
Risk-free interest rate	1.80%	0.66% – 0.71%	1.74%	3.54%
Volatility	37.34%	22.67% – 35.44%	109.99%	102.39%
Dividend yield	—	—	—	—
Life of options (in years)	10	10	10	10
Fair value of underlying ordinary shares	830.20	689.40	81.59	0.65

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)	Life of options

Life of options is extracted from option agreements.

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after November 17, 2020, were the closing prices of the Company’s ordinary shares traded in the stock exchange.

A summary of options activities during the six months ended June 30, 2023 is presented below:

	Number of options	Weighted average exercise price USD	Weighted average grant date fair value RMB	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2021	298,293	0.004	812.60	7.84	26,237
Granted	15,000	0.004	81.59
Exercised	(17,279)	0.004	677.45
Forfeited	(840)	0.004	830.26
Options outstanding at December 31, 2022	295,174	0.004	783.36	6.93	3,028
Granted	450,000	0.004	4.52
Exercised	(200,000)	0.004	4.52
Forfeited	(1,715)	0.004	830.26
Options outstanding at June 30, 2023	543,459	0.004	424.93	8.02	2,170
Options vested and expected to vest as of June 30, 2023	543,459	0.004	424.93	8.02	2,170
Options exercisable as of June 30, 2023	457,635	0.004	349.62	8.35	1,848

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.559 of the Company’s ordinary share on June 30, 2023.

The fair values of the options granted for the six months ended June 30, 2023 are as follows:

For the six months ended June 30, 2023
RMB
(Unaudited)
Weighted average grant date fair value of option per share	4.52
Aggregate grant date fair value of options*	2,037

*	In connection with the SPAC transaction effective date on November 17, 2020, the Company adopted the 2020 Plan and replace the 2019 Plan. Therefore, the aggregated grant date fair value of options for the year ended December 31, 2019 of RMB575,788 was replaced by RMB275,402. The aggregated grant date fair value of options granted in 2020 was RMB98,430.

As of June 30, 2023, there was approximately RMB4,646 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.28 years.

Total share-based compensation expense of the above mentioned incentive plan for the six months ended June 30, 2022 and 2023 were as follows:

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
Cost of revenue	6,438	462
Selling and marketing	3,420	786
General and administrative	12,738	3,706
Total share-based compensation expense	22,596	4,954

b.	Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 200,000 Earnout Shares were granted to certain shareholders of Ucommune Group.

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

For the years ended December 31, 2020
RMB
Risk-free interest rate	0.10% – 0.24%
Volatility	29.80% – 32.58%
Dividend yield	—
Life (in years)	0.45 – 2.45
Fair value of the underlying ordinary shares (USD)	163.40

The Company reversed RMB25,121 share-based compensation expense of earn-out shares related to prior years for the year ended December 31, 2022

c.	Share Incentive

In May 2021, the Group acquired 100% equity interests of Guangdong Wanhe Green Technology Co., Ltd (“Guangdong Wanhe”) and Share Incentive in term of the Group’s share of RMB 29 million were awarded to certain management of Guangdong Wanhe. The management may be entitled to receive the Share Incentive as follows: (a) 40% of the Share Incentive and an additional share award of RMB 1.15 million if the revenue of Guangdong Wanhe exceeds RMB30 million for the period from acquisition date through December 31, 2021 pursuant to the audited consolidated financial statements of Guangdong Wanhe; (b) 40% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB55 million in the fiscal year of 2022 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2022; (c) 20% of the Share Incentive if the revenue of Guangdong Wanhe exceeds RMB65 million in the fiscal year of 2023 pursuant to the audited consolidated financial statements of Guangdong Wanhe as of and for the fiscal year ended December 31, 2023. In addition, shares valued at 5% of the overfulfilled revenue should be awarded for each performance evaluation period. The Share Incentive should be automatically forfeited if the employment terminates during the performance evaluation period.

Due to the unfulfillment of the revenue for the period from acquisition date through December 31, 2021 and during the fiscal year of 2022, the Group reversed RMB3,874 share-based compensation expense of Share Incentive for the year ended December 31, 2022.

14.	NET LOSS PER SHARE

For the six months ended June 30, 2022 and 2023, for the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reorganization took place at the beginning of the period presented.

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Ucommune International Ltd’s shareholders	(229,269)	(38,419)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*	4,373,728	5,326,589
Basic and diluted net loss per share*	(52.42)	(7.21)

*	During the six months ended June 30, 2022 and 2023, the Group has nil and 1,873,822 ordinary shares issuable upon the vest of restricted shares as potentially dilutive ordinary shares and are excluded from the calculation, as their effects would be anti-dilutive.

15.	RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a.	Executive Officers and companies controlled by executive officers

b.	Equity method investees

c.	Companies controlled by the same controlling shareholders.

d.	The 30% equity holder of Shengguang Zhongshuo

e.	The wholly owned subsidiary of d.

I.	Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31, 2022	As of June 30, 2023
			RMB	RMB
				(Unaudited)
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	3,655	430
Guangdong Marketing Advertising Group	(e)	(i)	—	9,149
Youxiang Group	(c)	(ii)	17,912	17,191
Others		(iii)	231	229
			21,798	26,999

	Relationship	Notes	As of December 31, 2022	As of June 30, 2023
			RMB	RMB
				(Unaudited)
Amounts due to related parties:
Youxiang Group	(c)	(iv)	1,429	1,712
Angela Bai	(a)	(v)	12,270	5,381
Guangdong Advertising Co., Ltd.	(d)	(vi)	—	7,482
Guangdong Marketing Advertising Group	(e)	(vi)	25,152	—
Others		(vii)	2,383	2,255
			41,234	16,830

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. and Guangdong Marketing Advertising Group are marketing service fee receivable, the age of the balances was within six months.

(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)	Amounts due from others are operating management fees and prepaid marketing service fee.

(iv)	Amounts due to Youxiang Group are accrued lease expenses, property management expenses and borrowing with annual interest rate of 4.785%, the borrowing was fully settled by the transaction of disposal of a property to Youxiang Group in 2022.

(v)	In September 2022, Angela Bai, spouse of Dr. Daqing Mao, entered into two loan agreements of RMB3,500 and RMB8,500 with the Group, respectively. One loan had an interest rate of 8.0% per annum with a maturity date of March 18, 2023, and the other had an interest rate of 8.0% per annum with a maturity date of September 20, 2023. Pursuant to the loan agreements, the loan must be repaid within 90 days of the maturity date. The Group has repaid RMB1,000 in April 2023 and RMB6,300 in May 2023.

(vi)	Amounts due to Guangdong Advertising Co., Ltd. and Guangdong Marketing Advertising Group are accounts payable for advertisement distribution services.

(vii)	Amounts due to others are loan received from Dr. Daqing Mao and investment principal due to a shareholder under control of Angela Bai.

II.	Transactions:

Lease expenses

			Six months Ended June 30, 2022	Six months Ended June 30, 2023
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(i)	419	154
Guangdong Advertising Co., Ltd.	(d)	(i)	444	349

Revenues

			Six months Ended June 30, 2022	Six months Ended June 30, 2023
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(ii)	3,690	1,819
Guangdong Advertising Co., Ltd.	(d)	(iii)	12,822	9,155

Property management expense

			Six months Ended June 30, 2022	Six months Ended June 30, 2023
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(iv)	3,503	758

Purchase of advertisement distribution resources

			Six months Ended June 30, 2022	Six months Ended June 30, 2023
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Guangdong Advertising Co., Ltd.	(d)	(v)	428	552
Guangdong Advertising Marketing Group	(e)	(v)	3,841	45,833

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group and Guangdong Advertising Co., Ltd..

(ii)	The amount represents consulting, construction and designing services, and workspace membership service provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

16.	COMMITMENTS AND CONTINGENCIES

Capital commitment

As of June 30, 2023, the Group had no significant outstanding capital commitments.

Contingencies

The Group is involved in various legal or administrative proceedings. During the six months ended June 30, 2023, legal fees in connection with two legal or administrative proceedings that closed due to court or arbitration’s adjudication, have not been negotiated and determined with the third-party legal counsel, the estimated amount of such legal fees is expected to be ranged from approximately RMB1,000 to RMB3,000.

Except as described above, the Group is not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows.

17.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the six months ended June 30, 2022 and 2023, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	RMB	RMB
	(Unaudited)	(Unaudited)
Revenue:
Workspace membership	161,336	70,793
Marketing and branding services	98,164	154,917
Other services	37,827	44,392
Total revenue	297,327	270,102
Cost of revenue (excluding impairment loss)
Workspace membership	(180,925)	(78,640)
Marketing and branding services	(97,184)	(151,527)
Other services	(30,277)	(41,708)
Total cost of revenue (excluding impairment loss)	(308,386)	(271,875)

The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

18.	LONG-TERM PREPAID EXPENSES

In April, 2023, pursuant to the agreement with the transferee, the Group disposed two of its creditor’s rights on the long-term prepaid expenses with carrying value of RMB72,135 at a total consideration of RMB25,269 to a third-party. This transaction resulted in loss of RMB46,866 to the condensed consolidated financial statements for six months ended June 30, 2023.

19.	DISPOSAL OF SUBSIDIARIES

During the six months ended June 30, 2023, the Group disposed several subsidiaries with nil consideration to third parties or former shareholder of the subsidiaries. The Group recorded RMB37,092 gain on disposal of five subsidiaries with net liabilities and RMB2,422 loss on disposal of five subsidiaries with net assets. As a result, total gain on disposal of subsidiaries was RMB34,670 for the six months ended June 30, 2023.

20.	SUBSEQUENT EVENTS

In September 2023, the Group entered into an agreement with Hunan Longxi as settlement of the creditor’s rights on the non-current assets. The payment contains RMB40,000 in cash and an additional RMB40,000 in cash or 20 properties which fair value is RMB49,340, which will be settled before December 20, 2023. The Group assessed that this subsequent event should be treated as recognized subsequent event and recorded RMB25,825 impairment loss on long-lived assets and long-term prepaid expenses based on the expected settlement amount of RMB80,000 with the carrying value of RMB105,825.